Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED JANUARY 9, 2026

TO THE PROSPECTUS DATED APRIL 21, 2025

This Supplement No. 9 supplements, and should be read in conjunction with our prospectus dated April 21, 2025, Supplement No. 1 dated May 16, 2025, Supplement No. 2 dated June 20, 2025, Supplement No. 3 dated July 17, 2025, Supplement No. 4 dated August 18, 2025, Supplement No. 5 dated September 17, 2025, Supplement No. 6 dated October 16, 2025, Supplement No. 7 dated November 18, 2025, and Supplement No. 8 dated December 17, 2025. Defined terms used in this Supplement No. 9 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose an amendment to the advisory agreement;
•
to disclose an amendment to the operating partnership’s partnership agreement; and
•
to disclose an amendment to our share repurchase program.

Advisory Agreement

On January 1, 2026, we, the operating partnership and our advisor amended and restated the advisory agreement to (i) reduce asset management fees, pursuant to which we shall pay our advisor or its affiliates a monthly fee in an amount equal to one-twelfth of 0.75% of our NAV per annum, and the operating partnership shall pay our advisor or its affiliates a monthly fee in an amount equal to one-twelfth of 0.75% of the NAV of the operating partnership attributable to operating partnership units (excluding any special units) held by unitholders other than us per annum, and (ii) eliminate a provision that had limited reimbursement of certain expenses advanced by our advisor or its affiliates whenever such reimbursement would reduce our NAV per share below $25.00.

The following disclosure supersedes and replaces the first sentence under “Prospectus Summary—Compensation to Our Advisor and its Affiliates—Operational Activities—Asset Management Fee and Expense Reimbursement” on page 13 of the prospectus and the first sentence under “Management Compensation—Operational Activities—Asset Management Fee and Expense Reimbursement” page 109 of the prospectus:

We pay our advisor an asset management fee equal to 0.75% of NAV per annum payable monthly. Additionally, the operating partnership pays our advisor an asset management fee equal to 0.75% of the NAV of the operating partnership attributable to operating partnership units (excluding any special units) held by unitholders other than us per annum payable monthly.

The following disclosure supersedes and replaces the fourth paragraph under “Prospectus Summary—Compensation to Our Advisor and its Affiliates—Operational Activities—Asset Management Fee and Expense Reimbursement” on page 15 of the prospectus, the fourth paragraph under “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements” on page 101 of the prospectus, the fourth paragraph under “Management Compensation—Operational Activities—Asset Management Fee and Expense Reimbursement” on page 111 of the prospectus and the second paragraph under “Conflicts of Interest—Charter Provisions and Other Policies Relating to Conflicts of Interest—Limitation on Operating Expenses” on page 126 of the prospectus:

In addition, subject to other limitations on the incurrence and reimbursement of operating expenses contained in our advisory agreement, operating expenses which have been incurred and paid by our advisor will not become our obligation unless our advisor has invoiced us for reimbursement, which will occur in a quarterly statement and accrued for in the respective period.

The following disclosure supersedes and replaces the first sentence under “Risk Factors—Risks Related to an Investment in Our Common Stock—If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced” on page 34 of the prospectus:

Our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from the offerings or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or CFI or from our advisor’s deferral or waiver of its fees under the advisory agreement.

The following disclosure supersedes and replaces the third paragraph under “Risk Factors—Risks Related to an Investment in Our Common Stock—Our NAV per share may materially change if the valuations of our properties materially change from prior valuations or the actual operating results materially differ from what we originally budgeted, including as a result of our advisor invoicing us for previously unbilled operating expenses” on page 39 of the prospectus:

Our advisory agreement provides that any operating expenses which have not been invoiced by our advisor will not become our obligations. Without these provisions in our advisory agreement, such operating expenses, if invoiced, would likely be recorded our liabilities, which, in turn, would likely have a negative effect on our NAV per share. The incurrence of previously unbilled operating expenses likely will have a negative effect on our NAV per share. As of December 31, 2024, our advisor has incurred $18,253,132 of unreimbursed operating expenses, including $3,593,924 of unreimbursed operating expenses incurred during the year ended December 31, 2024 that have not been invoiced to us.

The following disclosure supersedes and replaces the second sentence under “Management—The Advisory Agreement—Term and Termination Rights” on page 99 of the prospectus:

The current term of the advisory agreement will end January 1, 2027.

The following disclosure supersedes and replaces the first paragraph under “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements” on page 100 of the prospectus:

Management Fee. As compensation for its services provided pursuant to our advisory agreement, (i) we pay our advisor an asset management fee of 0.75% of NAV per annum payable monthly and (ii) the operating partnership pays our advisor an asset management fee equal to 0.75% of the NAV of the operating partnership attributable to operating partnership units (excluding any special units) held by unitholders other than us per annum payable monthly. In calculating our asset management fee, we will use our NAV before giving effect to accruals for the management fee, performance participation allocation, distribution fees or distributions payable on our shares.

Partnership Agreement

On January 1, 2026, we amended and restated the operating partnership’s limited partnership agreement to reduce the performance participation allocation from 12.5% to 5.0%.

The following disclosure supersedes and replaces the first and second paragraphs under “Prospectus Summary—Compensation to Our Advisor and its Affiliates—Operational Activities—Performance Participation Allocation” on page 17 of the prospectus, the first and second paragraphs under “Management Compensation—Operational Activities—Performance Participation Allocation” on page 112 of the prospectus and the first and second paragraphs under “The Operating Partnership Agreement—Special Units” on page 221 of the prospectus:

As long as our advisory agreement has not been terminated (including by means of non-renewal), the special unit holder will be entitled to a performance participation interest in our operating partnership that entitles it to receive an allocation from our operating partnership equal to 5.0% of the Total Return, subject to a 5.0% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below). Such allocation will be made annually and accrue monthly.

Specifically, the special unit holder will be allocated a performance participation in an amount equal to:

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First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such annual Excess Profits until the total amount allocated to the special unit holder equals 5.0% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the special unit holder pursuant to this clause (this is commonly referred to as a “Catch-Up”); and
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Second, to the extent there are remaining Excess Profits, 5.0% of such remaining Excess Profits.

The following disclosure supersedes and replaces row J under “Prospectus Summary—Performance Participation Allocation Example” on page 24 of the prospectus and row J under “Management Compensation—Performance Participation Allocation Example” on page 118 of the prospectus:

J.

Performance participation allocation is equal to 5.0% of annual Total Return (H) because the annual Total Return exceeds the Hurdle Rate (F) plus loss carryforward account balance (B) with enough Excess Proceeds (I) to achieve the full Catch-Up

$ 3,000,000

The following disclosure supersedes and replaces the first sentence of the second paragraph under “Risk Factors—Risks Related to Conflicts of Interest—The advisor’s asset management fee and the performance participation allocation may not create proper incentives or may induce our advisor and its affiliates to make certain investments, including speculative investments, that increase the risk of our real estate portfolio” on page 45 of the prospectus:

The existence of the 5.0% performance participation interest in our operating partnership to which the special unit holder is entitled, is based on our total distributions plus the change in NAV per share, may create an incentive for our advisor to make riskier or more speculative investments on our behalf than it would otherwise make in the absence of such performance-based compensation.

The following disclosure supersedes and replaces the second paragraph under “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements” on page 100 of the prospectus:

Performance Participation. So long as the advisory agreement has not been terminated, the special unit holder will hold a performance participation interest in the operating partnership that entitles it to receive an allocation from our operating partnership equal to 5.0% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined under “The Operating Partnership Agreement—Special Units”).

Share Repurchase Program

Effective January 1, 2026, we amended our share repurchase program so that repurchase requests submitted by stockholders whose accounts hold less than $2,500 of our common stock at the time of such request will be repurchased in full to the extent there are available funds, with the remaining repurchase requests then repurchased on a pro rata basis.

The following disclosure supersedes and replaces the sixth paragraph under “Prospectus Summary—Share Repurchase Program” on page 30 of the prospectus and the seventh paragraph under “Description of Shares—Share Repurchase Program” on page 216 of the prospectus:

We may repurchase fewer shares than have been requested to be repurchased in any particular month, or none at all, in our discretion, including due to the lack of readily available funds because of market conditions, the need to maintain liquidity for operations or because our board of directors has determined that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. In the event that we determine to redeem some but not all of the shares submitted for repurchase during any month for any of the foregoing reasons, shares submitted for repurchase during such month will be repurchased subject to the following repurchase priority. First, repurchase requests that are made by accounts with a balance less than $2,500 of shares of the Company’s common stock at the time of such request will be repurchased in full to the extent there are available funds. Second, remaining repurchase requests will be repurchased on a pro rata basis. The portion of any unsatisfied repurchase requests due to any of the limitations described above must be resubmitted after the start of the next month or quarter. Any determination to repurchase fewer shares than have been requested to be repurchased may be made immediately prior to the applicable Repurchase Date, and will be disclosed subsequently to prospective investors and stockholders in periodic prospectus supplements and/or reports filed by us, or more frequently as required by applicable securities laws.